[CLIFFORD CHANCE LETTERHEAD]

April 16, 2008

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Alternative Investment Partners Absolute Return Fund (File Nos. 333-140821; 811-21767)

Alternative Investment Partners Absolute Return Fund STS (File Nos. 333-140822; 811-21831)

Morgan Stanley Institutional Fund of Hedge Funds LP (File No. 811-10593) (each, a “Fund”) (each a “Fund,” and collectively, the “Funds”)

To Whom it May Concern:

I enclose each Fund’s Schedule TO, along with exhibits thereto, to be filed via EDGAR on or about the date hereof in connection with a repurchases offer to be conducted by each Fund.

If you have any questions, please feel free to contact me at (212) 878-3412. Thank you.

Best regards,

/s/ Jeremy Senderowicz
Jeremy Senderowicz